Exhibit 99.1

Li-Cycle Reports Fourth Quarter and Year 2022 Financial and Operational Results; Continued Execution of the Spoke & Hub Network Strategy

Fourth Quarter 2022 Highlights

•

Advanced the Rochester Hub with key engineering, procurement, and construction milestones; continue to be on track for both project budget and schedule, to commence commissioning in late calendar 2023;

•	Operationalized the Alabama Spoke and ramping Arizona and Alabama to target throughput; expanding capacity of the Germany Spoke;

•	Black mass production of more than 1,600 tonnes, up more than 70% sequentially, and more than double versus the prior year[1];

•

Established new multi-year commercial relationships with key global customers in battery supply chain, recently including top tier global EV and battery OEMs to recycle battery materials in North America and Europe; launched a global recycling partnership with VinES, a leading Vietnamese battery manufacturer;

•	$578.3 million cash on hand as of October 31, 2022; and

•	Progressed significantly towards meaningful debt financing; further details expected in calendar Q1 2023.

Full Year 2022 Highlights

•

Increased total Spoke installed capacity by nearly three times in North America, with Arizona and Alabama Spokes capable of processing full battery packs; doubled black mass production to 4,023 tonnes versus prior year and above the upper end of the revised black mass production target range of 3,500 to 3,800 tonnes;

•

Launched strategically in Europe with development of first Spoke in Germany, the largest market for battery manufacturing scrap and expected supply of end-of-life lithium-ion batteries (“LIB”) in the region;

[1]	Includes Black Mass and Black Mass equivalents (BM&E) which are products analogous to Black Mass and have a similar metal content

•	Maintained project budget and schedule for the Rochester Hub, expected to be the first commercial hydrometallurgical battery resource recovery facility in North America;

•	Executed multi-year strategic commercial arrangements with global participants in the battery materials supply chain, LG Chem & LG Energy Solution (“LG”) and Glencore; and

•	Strengthened balance sheet with combined $250.0 million in investment proceeds from LG and Glencore.

TORONTO, ONTARIO (January 30, 2023) – Li-Cycle Holdings Corp. (NYSE: LICY) (“Li-Cycle” or the “Company”), an industry leader in lithium-ion battery resource recovery and the leading LIB recycler in North America, today announced financial and operating results for its fourth quarter and year ended October 31, 2022. For the fourth quarter and year 2022, revenues were $3.0 million and $13.4 million, respectively, compared to $4.4 million and $7.3 million in the corresponding periods of 2021.

“We are pleased by our strong fourth quarter operating performance as we brought on our third-generation Arizona and Alabama Spokes, which have a first-of-its-kind full battery pack processing capabilities,” said Ajay Kochhar, Li-Cycle President and Chief Executive Officer. “Also significant, at our Rochester Hub, we made meaningful progress on engineering, procurement, and construction, keeping us in-line with our targeted budget and schedule, with commissioning expected to commence in late calendar 2023.”

“I am incredibly proud of what our team has accomplished in 2022, building strong momentum for our Spoke & Hub business in 2023 and beyond,” added Kochhar. “We continue to competitively position Li-Cycle to be a preferred recycler and domestic supplier of battery-grade materials. We continue to grow and diversify our portfolio of commercial partnerships, capturing the benefit of a robust battery supply chain and positive regulatory support.”

Spoke & Hub Network

Rochester Hub Update

The Rochester Hub has made significant progress to date on key engineering, procurement, and construction milestones. Through January 2023, these include:

•	>90% process equipment ordered;

•	Achieved nearly 75% completion of the warehouse and associated administration center for storage of black mass and finished battery-grade materials;

•	Progressed construction of the cobalt, nickel and manganese process buildings;

•	~65% of detailed engineering completed; and

•	Largely completed civil works, underground utilities and electrical infrastructure.

These achievements are expected to keep the project on track to initiate commissioning in late calendar 2023, and capital costs within the targeted budget ($486 million +/-15%).

Spoke Update

The development of Li-Cycle’s Spoke recycling capacity in both North America and Europe continues to advance positively. The Company has been able to position and prioritize capacity to the highest demand centers and mirror customer growth and timing.

Additionally, the Company has continued to innovate its Spoke technology by incorporating operational project enhancements and processing upgrades. Since the build and installation of Li-Cycle’s first Spoke in 2020 in Ontario, the Company has evolved its Spoke design with optionality for main line processing and flexible capacity with ancillary processing.

In 2023, the Company expects to increase its total operational capacity to just over 80,000 tonnes LIB material input/year versus current capacity of just over 50,000 tonnes LIB material input/year (capacities including both main line and ancillary processing). As global demand continues to increase and customers shift regional demand sources, Li-Cycle retains optionality for its future network expansion beyond what is currently under construction.

Financial Results for the Period Ended October 31, 2022

Fourth Quarter Review

Revenues from product sales and recycling services of $3.5 million decreased from $4.1 million in the fourth quarter of 2021. Higher black mass sales versus the prior year were more than offset by the decrease in metal prices, primarily cobalt. Total revenues of $3.0 million included an unfavorable non-cash fair market value (FMV) pricing adjustment of $0.5 million, relating to end-of-period metal prices for prior-period black mass sales. This compares to total revenues of $4.4 million in the fourth quarter of 2021, which included a FMV benefit of $0.3 million.

Operating expenses increased to $39.4 million versus $18.5 million in the fourth quarter of 2021, reflecting the ongoing expansion of operations in North America and the continued buildout of the Spoke network in Europe. Operating expense included higher personnel costs, which relates to the addition of corporate, operational, and engineering personnel to support the expansion of the Company’s Spoke operations and the Rochester Hub and higher non-cash share-based compensation. Increases in office, administrative and travel also contributed to the higher costs, which were mainly a result of additional insurance and coverage, implementation costs for an enterprise resource planning system, and increased levels of travel reflecting the Company’s expanding global footprint and a return to pre-pandemic frequency of travel. In addition, raw material and supply costs were up, primarily driven by increased production volume and higher average material acquisition costs. Inventory costs (inclusive of raw materials and conversion costs) exceeded the net realizable value (NRV) of black mass leading to inventory write down of $3.8 million compared to $0.5 million in the prior year. The increased level of professional fees, plant facilities and depreciation relate to the execution of the Company’s growth plans.

Net loss was approximately $33.9 million, compared to a net loss of approximately $204.9 million in the fourth quarter 2021. Note, this loss included $5.2 million of fair value gains on financial instruments. The prior year was impacted by a non-cash loss of $152.7 million related to the excess of fair value over consideration transferred in relation to the business combination with Peridot Acquisition Corp. that resulted in Li-Cycle becoming a public company (“Business Combination”).

Adjusted EBITDA2 loss was $32.6 million, compared to $11.7 million in the fourth quarter 2021. This was largely driven by higher staffing and network development costs related to the growth and expansion of the Spoke operations and the Rochester Hub. Adjusted EBITDA was also unfavorably impacted by a non-cash FMV pricing adjustment of $0.5 million, versus an FMV gain of $0.3 million in the fourth quarter 2021. Additionally, non-cash stock-based compensation increased to $3.8 million, from $2.7 million in the fourth quarter 2021.

Full-Year Review

Revenue from product sales and recycling services were $15.6 million, which increased from $6.5 million in the year 2021. Higher product revenue was primarily attributable to increased production of black mass, directly related to the expansion of the Company’s Spoke operations.

[2]	Adjusted EBITDA is not a recognized measure under IFRS. See Non-IFRS Financial Measures section of this press release, including for a reconciliation of adjusted EBITDA to net profit (loss).

Total revenues were $13.4 million, which included an unfavorable non-cash FMV pricing adjustment of $2.2 million relating to end-of-period metal prices for prior-period black mass sales. In 2021, total revenue was $7.3 million, which included a FMV benefit of $0.8 million.

Operating expenses increased to $124.6 million versus $39.2 million in 2021, reflecting the ongoing expansion of operations in North America and the buildout of the Spoke network in Europe. Personnel costs were up related to the addition of operational, corporate, commercial, and engineering personnel to support these growth efforts. The Company also incurred higher professional fees, administrative costs, and non-cash share-based compensation related to its expanding footprint. In addition, the increase in raw material and supply costs was primarily driven by higher production volume and increased raw material acquisition costs. The increased level of plant facilities and depreciation relate to the execution of the Company’s growth plans.

Net loss for the year was approximately $53.7 million, compared to a net loss of approximately $226.6 million in 2021. Note, this loss for the year included $67.5 million of fair value gains on financial instruments. The prior year was impacted by a non-cash loss of $152.7 million related to the excess of fair value over consideration transferred in relation to the Business Combination.

Adjusted EBITDA loss was approximately $100.7 million, compared to a loss of $26.2 million in 2021. This was largely driven by higher staffing, and network development costs related to the growth and expansion of the business. Adjusted EBITDA was also unfavorably impacted by a non-cash FMV pricing adjustment of $2.2 million, versus a FMV gain of $0.8 million in 2021. Additionally, non-cash stock-based compensation increased to $17.5 million, from $4.0 million in the year 2021. The primary difference between adjusted EBITDA and net loss is the exclusion of fair value gains on financial instruments.

Balance Sheet Position

At October 31, 2022, Li-Cycle had cash on hand of $578.3 million. During the fourth quarter, the Company’s capital spend was $60.4 million, with the majority allocated to the acquisition of equipment and leasehold improvements for the continued development and construction of the Rochester Hub, in addition to the Company’s additional Spokes in North America and Europe.

The Company raised a total of $250.0 million in funding during the year from the Glencore Convertible Note issued on May 31, 2022, and the equity investment from LG on May 11, 2022.

The Company intends to meet its capital needs for current and future network growth through a combination of cash on hand and debt financing. The Company expects to provide an update on meaningful debt financing in calendar Q1 2023.

Change in Financial Reporting Period to Align with Calendar Year

On December 21, 2022, Li-Cycle’s announced a change in the Company’s financial year end from October 31 to December 31. The change will better align the Company’s financial reporting calendar with peer group companies. As a result, by March 31, 2023, Li-Cycle will file a transition report on Form 20-F that will provide financial statements for the two-month period from November 1, 2022, through December 31, 2022. Li-Cycle’s next financial year will cover the period from January 1, 2023, to December 31, 2023.

Webcast and Conference Call Information

Company management will host a webcast and conference call on Monday, January 30, 2023, at 8:30 a.m. Eastern Time. The related presentation materials for the webcast and conference call will be made available on the investor section of the Li-Cycle website: https://investors.li-cycle.com/overview/default.aspx

Investors may listen to the conference call live via audio-only webcast or through the following dial-in numbers:

Domestic: (800) 579-2543

International: (203) 518-9783

Participant Code: LICYQ422

Webcast: https://investors.li-cycle.com

A replay of the conference call/webcast will also be made available on the Investor Relations section of the Company’s website at https://investors.li-cycle.com.

Filing of 2022 Audited Financial Statements

Li-Cycle expects to file its Annual Report on SEC Form 20-F for the year ended October 31, 2022 by Monday, February 6, 2023. The Company files with both the U.S. Securities and Exchange Commission (“SEC”) and the Ontario Securities Commission (“OSC”).

The Company’s auditors, KPMG LLP (“KPMG”), have advised Li-Cycle that they require additional time to complete their remaining audit procedures, principally involving completion of the documentation of the audit procedures performed and audit evidence obtained. Due to this, the financial results presented in this press release are unaudited (see “Cautionary Notes”, below) and the Company will not be in a position to file its audited financial statements, MD&A, CEO and CFO certifications and Annual Report on SEC Form 20-F for the year ended October 31, 2022 (collectively, the “2022 Annual Filings”) by the January 30, 2023 deadline under applicable Ontario securities legislation. The Company intends to file the 2022 Annual Filings with the Ontario Securities Commission and the U.S. Securities and Exchange Commission, as applicable, promptly following the completion of the audit, by February 6, 2023. The Company intends to provide updates as to the status of the 2022 Annual Filings and otherwise satisfy the provisions of the alternative information guidelines under applicable Ontario securities laws.

About Li-Cycle Holdings Corp.

Li-Cycle (NYSE: LICY) is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery-grade materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries, and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

Nahla Azmy

Sheldon D’souza

Investors: investors@li-cycle.com

Louie Diaz

Media: media@li-cycle.com

Non-IFRS Financial Measures

Adjusted EBITDA (loss)

The table below reconciles adjusted EBITDA (loss) to net profit (loss):

	Three months ended October 31,		Twelve months ended October 31,
Unaudited—$ millions	2022	2021	2022	2021	2020
Net profit (loss)	$(33.9)	$(204.9)	$(53.7)	$(226.6)	$(9.4)
Income Tax	—	—	—	—	—
Depreciation	3.3	1.1	10.1	2.9	1.1
Interest expense	7.6	2.1	17.4	3.0	0.5
Interest income	(4.4)	(0.1)	(7.0)	(0.1)	—
EBITDA (loss)	(27.4)	(201.8)	(33.2)	(220.8)	(7.8)

Fair value (gain) loss on financial instruments¹	(5.2)	35.8	(67.5)	38.3	0.1
Excess of fair value over consideration transferred²	—	152.7	—	152.7	—
Forfeited SPAC transaction cost	—	—	—	2.0	—
Share-based compensation³	—	1.6	—	1.6	—

Adjusted EBITDA (loss)	$(32.6)	$(11.7)	$(100.7)	$(26.2)	$(7.7)

¹	Fair value gain on financial instruments relates to warrants, which were redeemed and no longer outstanding as of January 31, 2022, and convertible debt.
²	Excess of fair value over consideration transferred relates to listing fees associated with the Business Combination.
³	Share-based compensation relates to accelerated vesting of existing stock options upon completion of the Business Combination.

Li-Cycle reports its financial results in accordance with the International Financial Reporting Standards (“IFRS”). The Company makes references to certain non-IFRS measures, including adjusted EBITDA. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for the analysis of the Company’s financial information reported under IFRS. Li-Cycle defines adjusted EBITDA as earnings before depreciation and amortization, interest expense (income), income tax expense (recovery), foreign exchange (gain) loss, fair value (gain) loss on financial instruments, and non-recurring expenses such as forfeited Special Purpose Acquisition Company (“SPAC”) transaction cost, and listing fee related to the business combination that resulted in Li-Cycle becoming a public company.

Cautionary Notes—Forward-Looking Statements and Unaudited Results

Certain statements contained in this press release may be considered “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, Section 21 of the U.S. Securities Exchange Act of 1934, as amended, and applicable Canadian securities laws. Forward-looking statements may generally be identified by the use of words such as “believe”, “may”, “will”, “continue”, “anticipate”, “intend”, “expect”, “should”, “would”, “could”, “plan”, “potential”, “future”, “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements in this press release include but are not limited to statements about: the expectation that the Rochester Hub will be the first hydrometallurgical battery resource recovery facility in North America; the timing of expected commencement of commissioning of the Rochester Hub and its capital cost; the Company’s expectation to increase its total operational capacity to just over 80,000 tonnes LIB material input/year in 2023; and the Company’s expectation to meet its currently anticipated capital requirements through cash on hand, cash flow from operations, and future debt financing. These statements are based on various assumptions, whether or not identified in this communication, including but not limited to assumptions regarding the timing, scope and cost of Li-Cycle’s projects; the processing capacity and production of Li-Cycle’s facilities; Li-Cycle’s ability to source feedstock and manage supply chain risk; Li-Cycle’s ability to increase recycling capacity and efficiency; Li-Cycle’s ability to obtain financing on acceptable terms; Li-Cycle’s ability to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners; general economic conditions; currency exchange and interest rates; compensation costs; and inflation. There can be no assurance that such estimates or assumptions will prove to be correct and, as a result, actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements.

These forward-looking statements are provided for the purpose of assisting readers in understanding certain key elements of Li-Cycle’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of Li-Cycle’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes and is not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Li-Cycle, and are not guarantees of future performance. Li-Cycle believes that these risks and uncertainties include, but are not limited to, the following: Li-Cycle’s inability to economically and efficiently source, recover and recycle lithium-ion batteries and lithium-ion battery manufacturing scrap, as well as third party black mass, and to meet the market demand for an environmentally sound, closed-loop solution for manufacturing waste and end-of-life lithium-ion batteries; Li-Cycle’s inability to successfully implement its global growth strategy, on a timely basis or at all; Li-Cycle’s inability to manage future global growth effectively; Li-Cycle’s inability to develop the Rochester Hub, and other future projects including its Spoke network expansion projects in a timely manner or on budget or that those projects will not meet expectations with respect to their productivity or the specifications of their end products; Li-Cycle’s failure to materially increase recycling capacity and efficiency; Li-Cycle may engage in strategic transactions, including acquisitions, that could disrupt its business, cause dilution to its shareholders, reduce its financial resources, result in incurrence of debt, or prove not to be successful; one or more of Li-Cycle’s current or future facilities becoming inoperative, capacity constrained or if its operations are disrupted; additional funds required to meet Li-Cycle’s capital requirements in the future not being available to Li-Cycle on acceptable terms or at all when it needs them; Li-Cycle expects to continue to incur significant expenses and may not achieve or sustain profitability; problems with the handling of lithium-ion battery cells that result in less usage of lithium-ion batteries or affect Li-Cycle’s operations; Li-Cycle’s inability to maintain and increase feedstock supply commitments as well as securing new customers and off-take agreements; a decline in the adoption rate of EVs, or a decline in the support by governments for “green” energy technologies; decreases in benchmark prices for the metals contained in Li-Cycle’s products; changes in the volume or composition of feedstock materials processed at Li-Cycle’s facilities; the development of an alternative chemical make-up of lithium-ion batteries or battery alternatives; Li-Cycle’s revenues for the Rochester Hub are derived significantly from a single customer; Li-Cycle’s insurance may not cover all liabilities and damages; Li-Cycle’s heavy reliance on the experience and expertise of its management; Li-Cycle’s reliance on third-party consultants for its regulatory compliance; Li-Cycle’s inability to complete its recycling processes as quickly as customers may require; Li-Cycle’s inability to compete successfully; increases in income tax rates, changes in income tax laws or disagreements with tax authorities; significant variance in Li-Cycle’s operating and financial results from period to period due to fluctuations in its operating costs and other factors; fluctuations in foreign currency exchange rates which could result in declines in reported sales and net earnings; unfavourable economic conditions, such as consequences of the global COVID-19 pandemic; natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, cyber incidents, boycotts and geo-political events; failure to protect or enforce Li-Cycle’s intellectual property; Li-Cycle may be subject to intellectual property rights claims by third parties; Li-Cycle’s failure to effectively remediate the material weaknesses in its internal control over financial reporting that it has identified or if it fails to develop and maintain a proper and effective internal control over financial reporting. These and other risks and uncertainties related to Li-Cycle’s business are described in greater detail in the section entitled “Risk Factors” and “Key Factors Affecting Li-Cycle’s Performance” in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and the Ontario Securities Commission in Canada. Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Actual results could differ materially from those contained in any forward-looking statement.

Li-Cycle assumes no obligation to update or revise any forward-looking statements, except as required by applicable laws. These forward-looking statements should not be relied upon as representing Li-Cycle’s assessments as of any date subsequent to the date of this press release.

The Company’s auditors, KPMG, require additional time to complete their audit procedures and accordingly the financial results presented in this press release are unaudited. Our actual results for the year ended October 31, 2022 may differ materially from the unaudited results disclosed herein and are not necessarily indicative of the results to be expected for any future period.

Li-Cycle Holdings Corp.

Consolidated statements of financial position

	October 31,	October 31,
Unaudited—$ millions, as at	2022	2021
Assets
Current assets
Cash and cash equivalents	$578.3	$596.9
Accounts receivable	1.5	4.1
Other receivables	7.8	1.0
Prepayment and deposits	85.8	8.5
Inventories	7.5	1.3

	680.9	611.8

Non-current assets
Plant and equipment	147.7	26.4
Right-of-use assets	50.1	27.0
Other assets	3.6	—

	201.4	53.4

Total assets	$882.3	$665.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$47.5	$18.7
Lease liabilities	5.2	2.9

	52.7	21.6

Non-current liabilities
Lease liabilities	46.6	26.5
Convertible debt	288.5	100.9
Warrants	—	82.1
Restoration provisions	0.4	0.4

	335.5	209.9

Total liabilities	388.2	231.5

Equity
Share capital	771.8	672.1
Other reserves	17.1	3.0
Accumulated deficit	(294.7)	(241.1)
Accumulated other comprehensive loss	(0.3)	(0.3)

Equity attributable to the Shareholders of Li-Cycle Holdings Corp.	493.9	433.7
Non-controlling interest	0.2	—
Total equity	494.1	433.7

Total liabilities and equity	$882.3	$665.2

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Li-Cycle Holdings Corp.

Consolidated statements of loss and comprehensive loss

Unaudited	Three months ended October 31,		Year ended October 31,
$ millions except for per share amounts, for the years ended October 31,	2022	2021	2022	2021	2020
Revenue
Product sales	$2.6	$4.2	$12.1	$6.9	$0.6
Recycling services	0.4	0.2	1.3	0.4	0.2

	3.0	4.4	13.4	7.3	0.8

Expenses
Employee salaries and benefits	8.6	5.0	37.2	12.7	2.8
Share-based compensation	3.8	2.7	17.5	4.0	0.3
Office, administrative and travel	5.6	2.0	16.9	3.1	0.5
Professional fees	5.9	3.5	16.5	7.7	3.0
Raw materials and supplies	8.8	1.4	15.6	3.4	0.6
Depreciation	3.3	1.1	10.1	2.9	1.1
Plant facilities	1.2	0.3	3.7	1.0	0.4
Marketing	0.5	0.5	2.4	1.0	0.4
Freight and shipping	0.5	0.4	2.0	1.0	0.1
Research and development	0.3	0.8	1.7	2.7	0.8
Change in finished goods inventory	0.9	0.8	1.0	(0.3)	—

Operating expenses	39.4	18.5	124.6	39.2	10.0

Loss from operations	(36.4)	(14.1)	(111.2)	(31.9)	(9.2)

Other income (expense)
Interest income	(4.4)	(0.1)	7.0	0.1	—
Interest expense and other costs	7.1	2.4	(17.0)	(3.8)	(0.1)
Gains (losses) on financial instruments	(5.2)	35.8	67.5	(38.3)	(0.1)
Excess of fair value over consideration transferred	—	152.7	—	(152.7)	—

	(2.5)	190.8	57.5	(194.7)	(0.2)

Net loss before taxes	(33.9)	(204.9)	(53.7)	(226.6)	(9.4)

Income tax	—	—	—	—	—

Net loss	$(33.9)	$(204.9)	$(53.7)	$(226.6)	$(9.4)

Net loss attributable to
Shareholders of Li-Cycle Holdings Corp.	$(33.9)	$(204.9)	$(53.6)	$(226.6)	$(9.4)
Non-controlling interest	—	—	(0.1)	—	—
Other comprehensive loss
Foreign currency translation	—	—	—	—	(0.2)

Net loss and comprehensive loss	$(33.9)	$(204.9)	$(53.7)	$(226.6)	$(9.6)

Loss per common share—basic and diluted	$(0.19)	$(1.31)	$(0.31)	$(2.06)	$(0.11)

Li-Cycle Holdings Corp.

Consolidated statements of cash flows

Unaudited—$ millions, for the years ended October 31,	2022	2021	2020
Operating activities
Net loss for the period	$(53.7)	$(226.6)	$(9.4)
Items not affecting cash:
Share-based compensation	17.5	4.0	0.3
Excess of fair value over consideration transferred	—	152.7	—
Depreciation	10.1	2.9	1.1
Amortization of government grants	—	—	(2.2)
Loss on disposal of assets	(0.2)	—	0.1
Foreign exchange (gain) loss on translation	(1.4)	0.7	(0.3)
Fair value (gain) loss on financial instruments	(67.5)	38.3	0.1
Share-based professional fees	—	—	0.5
Interest expense	17.4	3.0	0.5
Interest income	(7.0)	(0.1)	—
Interest paid	(2.4)	(1.9)	(0.5)
Interest received	5.4	0.1	—

	(81.8)	(26.9)	(9.8)

Changes in non-cash working capital items
Accounts receivable	2.6	(3.5)	(0.5)
Other receivables	(5.2)	(0.7)	0.4
Prepayments and deposits	(3.6)	(4.8)	(0.6)
Inventories	(6.2)	(1.0)	(0.1)
Accounts payable and accrued liabilities	21.6	12.3	3.2

Cash used by operating activities	(72.6)	(24.6)	(7.4)

Investing activity
Purchases of plant and equipment	(112.3)	(18.2)	(5.1)
Prepaid equipment deposits	(76.4)	(3.2)	—
Prepaid construction charges	(1.4)	—	—

Cash used by investing activities	(190.1)	(21.4)	(5.1)

Financing activities
Proceeds from private share issuance, net of share issuance costs	—	21.6	6.5
Proceeds from public share issuance, net of share issuance costs	49.7	525.3	—
Proceeds from exercise of stock options	—	0.2	—
Proceeds from exercise of warrants	0.1	—	—
Proceeds from convertible debt	198.7	98.4	—
Proceeds from loan payable	—	10.1	2.1
Proceeds from government grants	—	—	1.2
Capital contribution from the holders of non-controlling interest	0.3	—	—
Repayment of lease principal	(4.7)	(0.9)	(0.4)
Repayment of loan payable	—	(12.5)	—

Cash provided by financing activities	244.1	642.2	9.4

Net change in cash and cash equivalents	(18.6)	596.2	(3.1)
Cash and cash equivalents, beginning of year	596.9	0.7	3.8

Cash and cash equivalents, end of year	$578.3	$596.9	$0.7

Non-cash investing activities
Purchase of plant and equipment in payables and accruals	$7.2	$2.1	$—
Non cash purchase of plant and equipment	—	2.1	—
Non-cash financing activities
Equity issued for non-cash costs	—	—	0.9